PRIORITY INCOME FUND, INC.
10 East 40th Street, 42nd Floor
New York, NY 10016

June 26, 2018

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, DC 20549
Attn: Jay Williamson, Esq.

Re:    Priority Income Fund, Inc.
Registration Statement on Form N-2
(File Nos. 333-221434 and 811-22725)
Dear Mr. Williamson:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Priority Income Fund, Inc. (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 3:00 p.m., Eastern Time, on June 26, 2018 or as soon thereafter as possible.

PRIORITY INCOME FUND, INC.

By: /s/ M. Grier Eliasek__
M. Grier Eliasek
Chief Executive Officer and President